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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 8, 2003

THE BANK OF BERMUDA LIMITED
(Translation of registrant's name into English)

6 Front Street
Hamilton HM 11
Hamilton HM DX, Bermuda
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F     X        Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes              No     X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THE BANK OF BERMUDA LIMITED

        On December 8, 2003, The Bank of Bermuda Limited announced that it has mailed to its shareholders a proxy statement and other materials related to the special general meeting of shareholders to be held on February 16, 2004. A copy of the proxy statement and related materials are attached as Exhibit 99.1 to this Form 6-K and are incorporated herein by reference.

        Exhibit Index

  99.1
  Proxy statement and related materials.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF BERMUDA LIMITED
By:	/s/ Alison J. Satasi Name: Alison J. Satasi Title: Head of Investor Relations

Date: December 8, 2003

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THE BANK OF BERMUDA LIMITED
SIGNATURES